UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 23rd July, 2019	By	IsI Augustine Quadros
	Name:	Augustine Quadros
	Title:	Senior Executive Vice President - Legal & Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 22nd July, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Intimation of Record Date for Special Interim Dividend and Sub-Division of Equity Shares of the Bank.

Exhibit I

July 22, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Outcome of the Board Meeting held on July 20, 2019 - Intimation of Record Dates for Special Interim Dividend and for Sub-Division of Equity Shares

We hereby inform that:

1.

In commemoration of 25 years of the Bank’s operations, the Board of Directors of the Bank have declared a Special Interim Dividend of ₹ 5/- per equity share of ₹ 2/- each for the financial year 2019-2020, at its meeting held July 20, 2019.

2.

The Board of Directors of the Bank has fixed the Record Date for the purpose of ascertaining the entitlement of Special Interim Dividend as August 2, 2019. The date of payment of dividend in electronic form would be August 13, 2019 onwards and for dispatch of physical dividend warrants, it would be August 13, 2019 onwards.

3.

The Board of Directors of the Bank has fixed the Record Date as September 20, 2019, for the purpose of ascertaining the entitlement of shareholders pursuant to Sub-Division of one equity share of face value of ₹2/- each into two equity shares of face value of ₹1/- each, which was approved by the shareholders of the Bank at its Annual General Meeting held on July 12, 2019.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Augustine Quadros

Senior Executive Vice President- Legal & Secretarial